FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Gold Announces Appointment of Luc Guimond as
Chief Operating Officer
Toronto, Ontario (August 4, 2022) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced the appointment of Luc Guimond as Chief Operating Officer effective September 1, 2022. As part of an established multi-year plan, Luc will succeed Peter MacPhail who will be retiring as of August 31, 2022. To support the transition, Peter will be staying with the Company as a consultant until the third quarter of 2023.

Luc Guimond has nearly 35 years of experience in the mining industry in operations management, project management, mine construction, and corporate development in Canada and Australia. He is currently Vice President of Operations at Alamos Gold. Prior to that, Luc was the General Manager of Young-Davidson where he oversaw its evolution from the development and construction stages, through to the successful completion of the lower mine expansion, resulting in record operating and financial performance in 2021.

Luc joined Northgate Minerals (a predecessor company) in 2006 as Project Manager of Young-Davidson and was later appointed Executive General Manager for Northgate Minerals’ Australian operations. Prior to that, Mr. Guimond held progressively senior positions with Noranda, Hemlo Gold, Battle Mountain Gold and Newmont. Luc is a graduate of the Haileybury School of Mines and holds a Bachelor of Applied Science degree in Mining Engineering from Queen’s University and is a licensed Professional Engineer in Ontario.

Peter has served as Chief Operating Officer of Alamos Gold since 2015 and has more than 35 years of operational experience in the mining industry. He held the same position with AuRico Gold and Northgate Minerals, both predecessor companies to Alamos Gold such that his history with the Company and its key assets dates back to 2004. During his time with Alamos Gold, he has overseen the growth of the Company into a diversified intermediate producer with a high-quality asset base and leading growth profile. Peter’s strong operational stewardship has positioned the Company to deliver growing production and declining costs well into the future while reducing its overall environmental footprint.

“On behalf of the Board and entire team at Alamos Gold, I would like to thank Peter for his dedicated service and invaluable contributions to the Company. Peter has been a tremendous leader at Alamos and has helped instill a culture of safety first and continuous improvement, such that the outlook for all three of our operations and entire Company has never been stronger,” said John A. McCluskey, President and Chief Executive Officer.

“Luc is a seasoned operator with an excellent track record leading the development and operation of a diverse range of gold mines. He has a long history working with Alamos and deep knowledge of our asset base allowing for a seamless transition. We wish Peter all the best in retirement and look forward to his ongoing support over the coming year,” Mr. McCluskey added.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario,

TRADING SYMBOL: TSX:AGI NYSE:AGI

Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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